

March 9, 2011

Mr. Ronald L. Smith
Vice President and Chief Financial Officer
Unifi, Inc.
P.O. Box 19109
7201 West Friendly Avenue
Greensboro, NC 27419

      Re: Unifi, Inc.
               Form 10-K for the Fiscal Year Ended June 27, 2010
               Filed September 10, 2010
               File No. 1-10542

Dear Mr. Smith:

We have reviewed your responses in your letter filed February 23, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 27, 2010

Financial Statements, page 61

Notes to Consolidated Financial Statements, page 67

2. Investments in Unconsolidated Affiliates, page 73

1. We note your response to comment 2 in our letter dated February 9, 2011 and your intent to file the audited financial statements of PAL on or before April 1, 2011. We assume from your response that you intend to provide PAL's financial statements for the three year period ended January 1, 2011. However, based on Rule 3-09(b) of Regulation S-X, your Form 10-K for the fiscal year ended June 27, 2010 should have included PAL's financial statements for the three year period ended January 2, 2010. As such, your current filing is not timely. Please amend accordingly.

2. We note your historical practice of filing an amendment to your Form 10-K every other year to provide the Rule 3-09 financial statements of PAL. Please provide us with your rationale for providing the Rule 3-09 financial statements every other year rather than providing the Rule 3-09 financial statements <u>each</u> year.

You may contact Yong Kim at (202) 551-3323, or Jason Niethamer at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief